April 3, 2025

J. Douglas Ramsey, Ph.D
Chief Executive Officer
YD Bio Limited
955 West John Carpenter Freeway
Suite 100-929
Irving, TX, 75039

Ethan Shen, Ph.D
Chief Executive Officer
YD Biopharma Limited
12F., No. 3, Xingnan St.
Nangang Dist.
Taipei City 115001, Taiwan

       Re: YD Bio Limited
           Amendment No. 4 to Registration Statement on Form F-4
           Filed March 17, 2025
           File No. 333-283428
Dear J. Douglas Ramsey Ph.D and Ethan Shen Ph.D:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2025 letter.
 April 3, 2025
Page 2
Amendment No. 4 to Form F-4 filed March 17, 2025
The Business Combination
Background of the Business Combination, page 102

1. We refer to your revised disclosure in response to prior comment 6, which we reissue in part. Please revise to discuss in greater detail the evolution of the negotiations of preliminary equity value and other material terms of the letter of intent, including the proposals and counter-proposals made during the course of negotiations and which party proposed which terms, and how you reached agreement on the final terms.
2.     We note your disclosure on the cover page, page xii, and elsewhere in the proxy
       statement/prospectus that Pubco has received commitments of $10 million in respect of the PIPE financing to date. You also disclose that the letter of intent entered into on
       September 6, 2024, included up to $15 million in PIPE financing. Please expand your disclosure here and throughout the proxy statement/prospectus to discuss the material details of the negotiation and marketing processes for the PIPE financing, including who selected the PIPE investors, what relationships the PIPE investors have to
       Breeze, the Sponsor, YD Biopharma and its affiliates, the placement agent and advisors, if any, and how the terms of the PIPE transaction were determined. Please also clarify the current status of discussions and negotiations regarding the PIPE transaction, including whether such processes for the PIPE financing remain ongoing.
3. We note your statements on page 114: "given the uncertainty surrounding regulatory
       approvals for YD Biopharma   s cancer detection technology, the Breeze
Board chose
       not to incorporate these long-term projections into its final valuation models. Instead, it relied on comparable company data, which provided a more conservative, market-
       validated valuation basis" and "[a]lthough these projections were prepared... the
       Breeze Board did not rely on them for its final valuation. Rather, the Board regarded
       these forecasts as part of YD Biopharma   s internal management
planning." Revise to
       clarify if the projections used for the Enterprise Valuation by CIAA were the same as those used by CIAA for the Breast Cancer License. In your revised disclosure, please also clarify how the Board considered the CIAA Enterprise Valuation, given your
       disclosure on page 115 that CIAA   s determination of YD Biopharma   s
enterprise
       value using the income approach was based on long-term projections provided by YD
       Biopharma.
4. We note your statement on page 106: "Throughout these negotiations, both parties utilized extensive financial analyses and industry benchmarks to ensure that each term down to the specific dollar amounts and percentage thresholds was fully
       understood and agreed upon." Please revise to further describe and quantify these financial analyses and industry benchmarks, to the extent not part of the valuation reports described elsewhere.
Breeze   s Board of Directors    Reasons for the Approval of the Business
Combination, page
108

5. We are still considering your response to prior comment 7 and may have additional comments.
 April 3, 2025
Page 3
6. We note your revised disclosure in response to prior comments 8 and 9. Regarding the financial projections through 2038 that were provided by YD Biopharma to CIAA, please revise to provide additional detail relating to the material assumptions
       underlying YD Biopharma   s projected revenues, including assumptions
regarding the
       timing of regulatory approvals and any growth or discount rates used in preparing the projections. Additionally, revise to specify which figures from the projections CIAA used to calculate YD Biopharma's valuation and disclose how CIAA selected the growth and discount rates used in calculating the valuation. Please also explicitly discuss how the Breeze Board determined that YD Biopharma's projections were reasonable, particularly in light of the length of time reflected in the projections and considering that the company does not have regulatory approvals for its cancer screening tests or any product candidates related to eye diseases that it intends to develop. See Item 1606(b) of Regulation S-K.
7. We note your disclosure concerning CIAA's Breast Cancer License Valuation. Please address the following comments:

             You state that "CIAA looked at Grail   s valuation without revenue
in 2019 and
           2020, which were $6 billion and $7.1 billion respectively, and applied a market size adjustment of 145.85% to such valuation when determining a market
           valuation range for YD Biopharma of between $747 million and $884
           million." We note Grail   s value is from "cbinsights." Clarify how
Grail   s
           valuation was calculated and why CIAA did not use more recent figures. Revise to explain why the adjustment of 145.85% was selected.
             We note your statement that "[t]he comparable companies analyzed in the CIAA
           Breast Cancer License Valuation were identified for use in the report based on discussions between YD Biopharma management and CIAA personnel and were selected because such companies possessed similar technologies or a similar service nature." A similar statement appears on page 115 with respect to the
           CIAA Enterprise Valuation. For both reports, please revise to provide more detail for the basis of comparison, such as the scope of the companies geographic operations, size and operating history. With respect to both CIAA reports, please revise to provide a quantification of the "transaction prices, value multiples and relevant transaction information" for each comparable company.
             We note your statement that "the CIAA Breast Cancer License
Valuation
           compared the detection technology capabilities of EG BioMed with those of other comparable companies. The analysis evaluated factors such as the methodology employed by each detection method, its intended use (e.g. tracking versus screening), clinical data sensitivity, product specifications, and pricing." Please revise to clarify how these other companies' metrics were quantified and considered in the valuation analysis.
8. You state that CIAA used the market approach to determine YD Biopharma s enterprise value using Grail's valuation. Further down the page you also list other comparable companies. Please revise to state how these other comparable companies were analyzed and whether they were factored into the enterprise value calculation.
 April 3, 2025
Page 4
Industry Background and Market Trends, page 183

9. We note your response to prior comment 18 and refer to your revised disclosure on pages 183-185 relating to the market sizes and anticipated compound annual growth rates for each of the pancreatic cancer diagnostics, breast cancer diagnostics, contact lens, glaucoma, and dry eye markets. Please revise your disclosure to address the following:

             We note your disclosure on page 184 that the U.S. pancreatic cancer diagnostics market was valued at $1.5 billion in 2023 according to a Grand View report. You also state that the "global pancreatic cancer diagnostics market size in the U.S.
           was valued at over $870 million in 2023." Please reconcile your disclosures; and

             We refer to your statements that the "dry eye disease market will grow due to
           aging populations, increased screen time, rising awareness   " and
that "the trend
           toward personalized medicine and improvements in non-invasive screening
           methods are expected to further drive market expansion" in the breast cancer diagnostics market. Please revise to provide support for these and other similar statements about the growth of your markets or characterize the same as
           management   s opinions or beliefs.
Information about YD Biopharma, page 183

10. We note your revised disclosure in response to prior comment 12, which we reissue in part. Please revise to disclose when the pancreatic cancer study was conducted by EG
       BioMed. Please also expand your disclosure to discuss the data and results of the clinical studies for the breast and pancreatic cancer tests, including the p-values, if applicable. Disclose also the specificity, selectivity and accuracy observed in these studies. For example, we refer to your discussion of the results of the study detecting biomarkers for breast cancer progression for the breast cancer blood test on page
       Annex D-13.
Our Eye Disease Treatment Business, page 194

11.    We note your response to prior comment 19 and your statements on pages
194-198
       concerning your eye-related products. We note statements referencing "FDA OTC
       Final Monograph M018," completing "the CMC documentation and the required safety studies," and filing "for FDA DMF for the Active Pharmaceutical Ingredient
       (API)." Please revise to briefly describe these approvals and processes. We also note your statement that you expect to complete Phase III clinical trials in the U.S. by 2030 for two of your drug candidates, please disclose whether you have completed Phase
       I and II trials for these candidates and, if so, revise to describe the relevant trials.
YD Biopharma Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 230

12. We note your revised disclosure in response to prior comment 20 that you initiated an
       Institutional Review Board application for your study in collaboration with Shuang-
       Ho Hospital and that you plan to initiate applications for clinical trials evaluating the
 April 3, 2025
Page 5

       efficacy of exosome-based contact lenses and artificial tears in alleviating dry eye symptoms in 2025. Please clarify the scope of your collaboration with Shuang-Ho
       Hospital and whether you plan to conduct these clinical trials in 2025 in collaboration
       with Shuang-Ho Hospital   s Department of Ophthalmology. If you have
entered into a
       collaboration agreement with Shuang-Ho Hospital please provide a brief description of the material terms of the agreement, where appropriate, and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Exhibits

13. We note your disclosure in the footnote to Exhibit 10.13 in the exhibit index that
       "certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2)." Please revise the applicable footnote to state that certain identified information has been excluded from the exhibit because it is both not material and the type of information that you treat as private or confidential. Please also include a similar statement at the top of the first page of the redacted exhibit and include brackets indicating where the information is omitted from the filed version of the exhibit. Refer to Item 601 of Regulation
S-K.
       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Mathew J. Saur, Esq.
      Marc Rivera, Esq.